UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2013

Commission File Number: 001-35866

KNOT OFFSHORE PARTNERS LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒.

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2013

Page

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations for the three and six months ended June 30, 2013 and 2012	3
Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income (Loss) for the three and six months ended June 30, 2013 and 2012	4
Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets as of June 30 2013 and as of December 31, 2012	5
Unaudited Condensed Consolidated and Combined Carve-Out Statements of Change in Partner’s Capital/Owner’s Equity for the six months ended June 30, 2013.	6
Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows for the six months ended June 30, 2013 and 2012	7
Notes to Unaudited Condensed Consolidated Combined Carve-Out Financial Statements	8
Management’s Discussion and Analysis of Financial Condition and Results of Operations	28
Quantitative and Qualitative Disclosures About Market Risk	37
Signatures	41

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations

For the three and six months ended June 30, 2013 and 2012

(In US $ thousands, except per unit amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Time charter and bareboat revenues	17,268	12,000	30,480	28,704
Loss of hire insurance recoveries	—	2,217	250	2,217
Total revenues (note 4, 5 and 10)	17,268	14,217	30,730	30,921
Operating expenses: (note 10)
Vessel operating expenses	3,251	4,853	6,031	7,910
Depreciation and amortization	5,340	5,311	10,680	10,621
General and administrative expenses	1,269	275	3,399	551

Total operating expenses	9,860	10,439	20,110	19,082

Operating income	7,408	3,778	10,620	11,839

Finance income (expense) (note 10):
Interest income	3	13	9	13
Interest expense	(2,529)	(3,395)	(5,289)	(6,938)
Other finance expense	(492)	(873)	(1,648)	(1,747)
Realized and unrealized loss on derivative instruments (note 6)	(434)	(4,507)	(87)	(4,058)
Net gain (loss) on foreign currency transactions	15	1,606	142	(167)

Total finance expense	(3,437)	(7,156)	(6,873)	(12,897)

Income (loss) before income taxes	3,971	(3,378)	3,747	(1,058)
Income tax benefit (expense) (note 9)	—	842	(2,942)	176

Net income (loss)	3,971	(2,536)	805	(882)

Earnings per unit (note 12)*:
Common unit (basic and diluted)	$0.317	—		—
Subordinated unit (basic and diluted)	$0.177	—		—
General Partner unit (basic and diluted)	$0.317	—		—

*	Earning per unit information for the three months ended June 30, 2013 is in respect of the period from the date of the Partnership’s IPO (April 15, 2013) to June 30, 2013.

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income (Loss)

For the six months ended June 30, 2013 and 2012

(In US $ thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income (loss)	3,971	(2,536)	805	(882)
Other comprehensive income, net of tax	—	—	—	—

Comprehensive income (loss)	3,971	(2,536)	805	(882)

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets

As of June 30, 2013 and December 31, 2012

(In US $ thousands)

	June 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents (note 7)	25,218	1,287
Restricted cash (note 7 and 8)	1,910	830
Trade accounts receivable, less allowance for doubtful accounts of $0 in June 30, 2013 and $0 in December 31, 2012	—	99
Amounts due from related parties	857	—
Inventories	489	541
Deferred tax asset (note 9)	—	290
Other current assets	1,571	3,459

Total current assets	30,045	6,506

Long-term assets:
Vessels and equipment:
Vessels	548,141	548,141
Less accumulated depreciation and amortization	(62,053)	(51,373)

Net property, plant, and equipment	486,088	496,768

Goodwill	5,750	5,750
Deferred debt issuance cost	2,336	2,787

Total assets	524,219	511,811

Liabilities and Partners’ Capital/Owner’s Equity

Current liabilities:
Trade accounts payable	428	370
Accrued expenses	3,411	1,803
Current installments of long-term debt (note 7 and 8)	17,402	28,833
Derivative liabilities (note 6 and 7)	—	5,258
Income taxes payable (note 9)	600	—
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	590	4,369
Amount due to related parties (note 10)	2,655	12,423

Total current liabilities	26,604	54,574

Long-term liabilities:
Long-term debt, excluding current installments (note 7 and 8)	200,051	319,017
Derivative liabilities (note 6 and 7)	—	22,622
Contract liabilities	13,552	14,311
Deferred tax liabilities (note 9)	2,400	3,097
Other long-term liabilities	781	996

Total liabilities	243,388	414,617

Commitments and contingencies (note 11)

Equity:
Owner’s equity	—	97,194
Partners’ capital:
Common unitholders	168,830	—
Subordinated unitholders	106,701	—
General partner interest	5,300	—

Total Partners’ capital	280,831	—

Total liabilities and equity	524,219	511,811

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital /

Owner’s Equity for the six months ended June 30, 2013

(In US $ thousands)

		Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital/Owner’s Equity
	Owner’s Invested Equity	Common Units	Subordinated Units	General Partner
Combined carve-out balance at December 31, 2012	$97,194	—	—	—	—	97,194
Combined carve-out net loss (Jan 1 to April 15, 2013)	(3,538)	—	—	—	—	(3,538)
Combined carve-out other comprehensive income (loss)	—	—	—	—	—	—
Movement in invested Equity	10,882	—	—	—	—	10,882
Combined carve-out balance at April 15, 2013	104,538	—	—	—	—	104,538
Elimination of equity not transferred to the Partnership (Note 2)	27,792	—	—	—	—	27,792
Allocation of Partnership capital to unitholders	(132,330)	—	127,141	5,189	—	—
Proceeds from initial public offering (8,567,500 common units (including 1,117,500 common units pursuant to the exercise in full of the underwriters’ option to purchase additional common units) net of underwriters’ discount of $11,605 (Note 3)	—	168,313	—	—	—	168,313
Cash distribution to KNOT	—	—	(21,954)	—	—	(21,954)
Offering cost (Note 3)		(2,201)				(2,201)
Post initial public offering net income	—	2,718	1,514	111	—	4,343
Other comprehensive income (loss)	—	—	—	—	—	—
Consolidated balance at June 30, 2013	—	168,830	106,701	5,300	—	280,831

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows

For the six months ended June 30, 2013 and 2012

(In US $ thousands)

	Six Months Ended June 30,
	2013	2012

Cash flows provided by operating activities:
Net income (loss)	805	(882)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	10,680	10,621
Amortization of contract intangibles / liabilities	(759)	(759)
Amortization of deferred debt issuance cost	1,116	491
Deferred income tax (benefit) expense	193	(176)
Unrealized loss (gain) on derivative instruments	(1,029)	1,355
Unrealized loss (gain) on foreign currency transactions	10	29
Other items	(214)	(214)
Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable	99	44
Decrease (increase) in inventories	52	(183)
Decrease (increase) in other current assets	2,545	(2,071)
Decrease (increase) in amounts due from related parties	(898)	—
Increase (decrease) in trade accounts payable	79	1,513
Increase (decrease) in accrued expenses	1,927	3,296
Increase (decrease) in other liabilities	26	—
Increase (decrease) prepaid revenue	(3,779)	(1,657)

Net cash provided by operating activities	10,853	11,407

Cash flows from investing activities:
Capital expenditures, including interest capitalized	—	(39)

Net cash used in investing activities	—	(39)

Cash flows from financing activities:
Repayment of long-term debt	(130,397)	(13,954)
Payments of debt issuance cost	(653)	—
Payables to related parties	(9,718)	1,326
Contributions from / distribution to owner, net	11,623	1,205
Proceeds from initial public offering, net of underwriters’ discount	168,313	—
Cash distribution to KNOT	(21,954)	—
Offering cost	(2,201)	—
Change in restricted cash	(1,910)	6

Net cash provided by (used in) financing activities	13,103	(11,417)

Effect of exchange rate changes on cash	(25)	1

Net increase (decrease) in cash and cash equivalents	23,931	(48)
Cash and cash equivalents at beginning of period	1,287	3,189

Cash and cash equivalents at end of period	25,218	3,141

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

1)	Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of The Marshall Islands and is a majority-owned subsidiary of Knutsen NYK Offshore Tankers AS (“KNOT”). The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers in connection with the Partnership’s initial public offering of its common units (the “IPO”).

The Partnership was established prior the closing of the IPO. Through KNOT Offshore Partners UK LLC, a 100% owned limited liability company formed under the laws of Marshall Island, the Partnership acquired 100% ownership interest in KNOT Shuttle Tankers AS, a wholly owned subsidiary of KNOT, which as of February 27, 2013 directly or indirectly owned (1) 100% ownership of Knutsen Shuttle Tankers XII KS, the owner of the M/T Recife Knutsen (“Recife Knutsen”) and the M/T Fortaleza Knutsen (“Fortaleza Knutsen”), (2) 100% ownership of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS and (3) the M/T Windsor Knutsen (“Windsor Knutsen”) and the M/T Bodil Knutsen (“Bodil Knutsen”) and all of their related charter contracts, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% ownership of the Windsor Knutsen and 100% ownership of the Bodil Knutsen, respectively. Each of the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen are referred to as a “Vessel” and, collectively, as the “Vessels.”

During April 2013, the Partnership completed its IPO. In connection with the consummation of the IPO, (i) the Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”); (ii) KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT and the general partner of the Partnership (the “General Partner”), continued its 2.0% general partner interest in the Partnership; and (iii) the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units pursuant to the exercise in full of the underwriters’ option to purchase additional common units), representing a 49.0% limited partner interest in the Partnership. The Partnership received gross proceeds before underwriting discounts, the structuring fee and estimated offering expenses of approximately $179.9 million in connection with the IPO, all as further described in Note 3.

The transfers and contributions of the subsidiaries holding interests in Windsor Knutsen, Bodil Knutsen, Recife Knutsen and Fortaleza Knutsen from KNOT to the Partnership prior to April 2013 were deemed to be a reorganization of entities under common control. As a reorganization of entities under common control, the transfer of the subsidiaries and other net assets has been recorded at KNOT’s historical book value. Accordingly, prior to April 15, 2013 (the closing date of the IPO), KNOT Offshore Partners LP and its subsidiaries that have interests in the four vessels; the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen, are collectively referred to as the “Combined Entity”. As of June 30, 2013, the Partnership operates a fleet of four vessels. The Vessels operate under fixed long-term charter contracts to charterers. The time charters for the Windsor Knutsen and the Bodil Knutsen expire in 2014 and 2016, respectively, and contain customer options for extension through 2016 and 2019, respectively. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charter contracts that expire in 2023.

KNOT controls a fleet of 22 shuttle tankers (excluding the Vessels), four newbuilds on order and one product / chemical tanker (the “KNOT Group”) as of June 30, 2013. KNOT is owned 50% by NYK Logistics Holding (Europe) B.V. (“NYK”) and 50% by TS Shipping Invest AS (“TSSI”). NYK acquired 50% of the shares of KNOT from TS Shipping Invest AS in December 2010.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

2)	Summary of Significant Accounting Policies

(a)	Basis of Preparation

The accompanying unaudited condensed consolidated and combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated and combined carve-out financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated and combined carve-out financial statements should be read in conjunction with the audited combined carve-out financial statements for the year ended December 31, 2012, included in the Partnership’s IPO Registration Statement on Form F-1 which was declared effective by the SEC on April 9, 2013 (the “Registration Statement”).

As previously announced in its earnings release on August 26, 2013, KNOT Offshore Partners LP (the “Partnership”) determined to restate the combined carve-out financial statements of KNOT Offshore Partners LP Predecessor as of and for the year ended December 31, 2012. The purpose of the restatement is to correct certain errors in accounting for expenses associated with the Partnership’s initial public offering (the “IPO”) and reflect on the combined carve-out statement of operations, in general and administrative expenses, such expenses that had previously been deferred and reflected as a reduction on the combined carve-out balance sheet in owner’s equity. The restatement had the effect of additional general and administrative expenses of approximately $3.439 million for the year ended December 31, 2012, resulting in a reduction of net income from $4.184 million previously reported to approximately $0.745 million as restated.

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. The Combined Entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the Vessels. Accordingly, the historical condensed consolidated and combined carve-out interim financial statements prior to April 16, 2013 reflect allocations of certain expenses, including that of general and administrative expenses, mark-to-market valuations of interest rate swap derivatives, interest expense on related party payables, and net gain (loss) on foreign currency transactions. The basis for the allocations are described in Note 2 of the audited combined carve-out financial statements for the year ended December 31, 2012, included in the Partnership’s Registration Statement. These allocated costs have been accounted for as equity contribution in the condensed consolidated and combined carve-out balance sheets.

Included in the Combined Entity’s equity prior to April 16, 2013, are amounts (net liabilities of $27.8 million) relating to certain assets and liabilities that were carved out as they were readily separable and identifiable within the books of KNOT. However, these amounts have been retained by KNOT and have not been transferred to the Partnership and therefore have been eliminated from the Partnership’s opening equity as of April 16, 2013. Details of the net liabilities eliminated are as follows:

(US $ in thousands)
Balance Sheet captions:
Other current assets	89
Other non-current assets	—
Other current liabilities (*)	(6,321)
Other long-term liabilities (*)	(21,560)

Net Liabilities	(27,792)

(*)	The majority of the assets and liabilities not transferred to the Partnership are related to interest swap derivatives (note 6) and insurance proceeds in accordance with Contribution and Sale Agreement as of April 15, 2013 (note 5).

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

Management believes that the allocations included in these unaudited condensed consolidated and combined carve-out financial statements are reasonable to present the financial position, results of operations and cash flows of the Partnership on a stand-alone basis. In the opinion of management these condensed consolidated and combined carve-out interim financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly in all material respects, the Partnership’s consolidated and combined carve-out interim financial statements for the three and six months ended June 30, 2013. However, the financial position, results of operations and cash flows of the Combined Entity as presented may differ from those that would have been achieved had the Partnership operated autonomously for all years presented as the Partnership would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone listed publicly traded entity. Accordingly, the comparative historical consolidated and combined interim financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

(b)	Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated and combined carve-out interim financial statements are consistent with those followed in the preparation of the Partnership’s audited combined carve-out financial statements for the year ended December 31, 2012, as contained in the Registration Statement, except for the adoption of new accounting standards described below.

(c)	Adoption of New Accounting Standards

In December 2011, the FASB issued ASU (Accounting Standards Update) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Partnership adopted the provisions of ASU 2011-11 as of January 1, 2013. The adoption of ASU 2011-11 did not have a material impact on the Partnership’s consolidated and combined carve-out financial statements.

In February 2013, the FASB issued ASU No. 2013-02 (ASU 2013-02), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The ASU 2013-02 requires reporting and disclosure about changes in accumulated other comprehensive income (AOCI) balances and reclassifications out of AOCI. For public companies, the ASU is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the Partnership’s consolidated and combined carve-out financial statements.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

3)	Formation Transactions and Initial Public Offering

During April 2013, the following transactions in connection with the transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO occurred:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary KNOT Offshore Partners UK LLC, its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the M/T Recife Knutsen and the M/T Fortaleza Knutsen, (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS and (3) the M/T Windsor Knutsen and the M/T Bodil Knutsen and all of their related charter contracts, inventory and long-term debt. This has been accounted for as a capital contribution by KNOT to the Partnership. However, for the purpose of the historical combined carved-out financial statements, the net assets of the Vessels are included in the carve-out balance sheet as of December 31, 2012;

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the IDRs, which will entitle KNOT to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter;

(iii)	The Partnership issued 349,694 general partner units to the General Partner, KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, representing a 2.0% general partner interest in the Partnership.

Initial Public Offering (secondary offering by KNOT)

(iv)	In connection with the IPO, the Partnership issued and sold through the underwriters, 8,567,500 common units (including 1,117,500 common units pursuant to the exercise in full of the underwriters’ option to purchase additional common units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs have been expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts and commissions and structuring fees and offering expenses payable by the Partnership) have been used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The reminder of the net proceeds were made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements including:

•	An Administrative Services Agreement with KNOT Offshore Partners UK LLC, or KNOT UK, pursuant to which:

•	KNOT UK agreed to provide to the Partnership administrative services; and

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

•	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd (or KOAS UK) and Knutsen OAS Shipping AS (or KOAS), both wholly owned subsidiaries of TSSI;

•	Amended Technical Management Agreements with KNOT Management AS, a wholly owned subsidiary of KNOT, that govern the crew, technical management of the vessels in the fleet;

•	Contribution and Sale Agreement with KNOT. See to Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation

•	Amend certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet and to include a $20.0 million revolving credit facility;

•	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto governing, among other things:

•	To what extent the Partnership and KNOT may compete with each other;

•	The Partnership’s option to purchase the Carmen Knutsen within 24 months after the closing of the IPO, any of Hilda Knutsen (Hull 2531), Hull 2532, Hull 2575 and Hull 574 from KNOT within 24 months after KNOT notifies the Partnership’s Board of Directors of their respective acceptances by their charterers upon reaching an agreement with KNOT regarding the respective purchase prices;

•	Certain rights of first offer on shuttle tankers operating under charters of five or more years;

•	The provision of certain indemnities to the Partnership by KNOT; and

•	KNOT’s guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4)	Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. During the three and six months ended June 30, 2013 and 2012, the Partnership’s fleet of four vessels operated under two time charters and two bareboat charters. In both timecharters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Partnership’s vessel will serve. Accordingly the Partnership’s management, including the chief operating decision makers, do not evaluate performance according to geographical region.

For the six months ended June 30, 2013, there is a one time cost related to termination of commercial management contract with KNOT Management AS of $3.5 million. This one time cost was compensated by KNOT by a corresponding increase in the equity of the Partnership at the closing of the IPO.

5)	Insurance Proceeds

In March 2012, the Windsor Knutsen damaged its propeller. As a result, the Vessel was off-hire from April 1, 2012 to June 24, 2012 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. During the three months and six months ended June 30, 2013, the Partnership received payments for loss of hire insurance of $0.0 million and $0.3 million, respectively, which was recorded as a component of total revenues since day rates are recovered under terms of the policy. During the three months and six months ended June 30, 2012, the Partnership received payments for loss of hire insurance of $2.2 million and $2.2 million, respectively.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

In addition, as of April 15, 2013 and December 31, 2012, the Partnership recorded $3.5 million and $3.0 million, respectively, for the probable recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller damage to the Windsor Knutsen. This is classified under vessel operating expenses along with the cost of the repairs of $4.0 million and $4.1 million, respectively.

In accordance with Contribution and Sale Agreement as of April 15, 2013, insurance claims were not transferred to the Partnership upon closing and therefore there is no claim in the condensed consolidated and combined carve-out balance sheet as of June 30, 2013. See Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital / Owner’s Capital and Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation.

6)	Derivative Instruments

The unaudited condensed consolidated and combined carve-out financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative contract is negative, the Partnership owes the counterparty and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessel construction or conversions. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believed that it was prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into LIBOR based interest rate swap contracts to manage fluctuations in cash flow resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Partnership received LIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

The interest rate swaps entered into in conjunction with the individual vessel financings, have been carved out as they were readily separable and identifiable within the books of KNOT, and all the interest rate swap agreements have been retained by KNOT and have not been transferred to the Partnership and therefore have been eliminated from the Partnership’s opening equity position as of April 16, 2013. See Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital / Owner’s Capital and Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

As of June 30, 2013 and December 31, 2012, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $0 and $128.5 million, respectively. As of June 30, 2013 and December 31, 2012, the carrying amounts of the interest rate swaps contracts were liabilities of $0 and $27.9 million, respectively. See Note 7 – Fair Value Measurements.

Changes in the fair value of interest rate swaps are reported in realized and unrealized loss on derivative instruments in the same period in which the related interest affects earnings.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and six months ended June, 2013 and 2012:

	Three Months Ended June 30,		Six Months Ended June 30,
(US $ in thousands)	2013	2012	2013	2012
Realized gain (loss)
Interest rate swap contracts	—	(1,614)	(1,116)	(2,703)
Unrealized gain (loss)
Interest rate swap contracts	(434)	(2,893)	1,029	(1,355)

Total	(434)	(4,507)	(87)	(4,058)

7)	Fair Value Measurements

(a)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of June 30, 2013 and December 31, 2012. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2013		December 31, 2012
(US $ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets:
Cash and cash equivalents	25,218	25,218	1,287	1,287
Restricted cash	1,910	1,910	830	830

Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	—	—	5,258	5,258
Non-current derivative liabilities:
Interest rate swap contracts	—	—	22,622	22,622
Long-term debt, current and non current	217,453	215,216	347,850	342,655

The carrying amounts shown in the table above are included in the unaudited condensed consolidated and combined carve-out balance sheets under the indicated captions. The carrying values of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of June 30, 2013 and December 31, 2012 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximate the carrying amounts due to the current nature of the amounts.

•	Interest rate swap contracts: The fair value of interest-rate swaps is determined using an income approach using the following significant inputs: the term of the swap, the notional amount of the swap, discount rates interpolated based on relevant LIBOR swap curves and the rate on the fixed leg of the swap.

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to the KNOT Group for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b)	Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2013 and December 31, 2012:

		Fair Value Measurements at Reporting Date Using
(US $ in thousands)	June 30, 2013	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial assets:
Cash and cash equivalents	25,218	25,218	—	—
Restricted cash	1,910	1,910	—	—

Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non current	215,216	—	215,216

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

		Fair Value Measurements at Reporting Date Using
(US $ in thousands)	December 31, 2012	Quoted Price in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial assets:
Cash and cash equivalents	$1,287	$1,287	$—	$—
Restricted cash	830	830	—	—

Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	5,258	—	5,258	—
Non-current derivative liabilities:
Interest rate swap contracts	22,622	—	22,622	—
Long-term debt, current and non current	342,655	—	342,655	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of June 30, 2013 and December 31, 2012.

8)	Long-term Debt

Prior to the closing of the IPO, existing vessel financing agreements were amended to permit the transactions pursuant to which the Partnership acquired the initial fleet and a $20.0 million revolving credit facility.

In connection with the IPO, the Partnership used proceeds of the IPO to repay either a portion of the amounts outstanding or the full amount outstanding under the existing loan facilities. All amended loan agreements have been assessed for debt extinguishment or debt modifications in accordance with ASC 470, Debt. Debt that has been fully repaid, has been accounted for as debt extinguishment, i.e. for all extinguishments of debt, the difference between the reacquisition price (which includes any premium) and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) has been recognized as a gain or loss when the debt was extinguished.

As of June 30, 2013 and December 31, 2012, the Partnership had the following amounts outstanding:

(US $ in thousands)	Vessel	June 30, 2013	December 31, 2012
$160 million Loan facility	Fortaleza Knutsen & Recife Knutsen	113,053	144,100
$19 million Loan facility	Fortaleza Knutsen & Recife Knutsen	—	18,350
$120 million Loan facility	Bodil Knutsen	50,000	106,600
$85 million Loan facility	Windsor Knutsen	54,400	56,400
$27.3 million Loan facility	Windsor Knutsen	—	22,400

Total long-term debt		217,453	347,850

Less current installments		17,402	28,833

Long-term debt, excluding current installment		200,051	$319,017

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

$160 Million Secured Loan Facility and $19 Million Secured Loan Facility

The $160 million senior secured loan facility includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity in March 2016 and August 2016. The Partnership used $26.3 million of net proceeds from the IPO to repay borrowings under the $160 million senior secured facility. The amendment to this loan agreement was accounted for as debt modification and the Partnership recorded an additional $0.3 million as deferred financing fees in the unaudited condensed consolidated and combined carve-out balance sheets.

The $19 million junior secured loan facility was fully repaid by using net proceeds from the IPO. At the closing date of the IPO the outstanding long-term debt relating to the $19 million junior secured facility was $18.1 million. The amendment to this loan agreement was accounted for as debt extinguishment, and the remaining unamortized balance of $0.4 million was written-off from deferred financing fees.

The amended $160 million senior secured facility bears interest at floating London Interbank Offered rate, or LIBOR, plus a margin of 3.0%.

The amended Fortaleza and Recife Facilities are secured by Fortaleza Knutsen and Recife Knutsen, and the Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The amended Fortaleza and Recife Facilities contain the following financial covenants:

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%;

•	Minimum EBITDA to interest ratio for the Partnership of 2.50; and

•	Market value of the Fortaleza Knutsen and Recife Knutsen to be no less than 100% of the outstanding balance under the Fortaleza and Recife Facilities.

The amended Fortaleza and Recife Facilities also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The borrower was in compliance with the amended financial covenants as of June 30, 2013.

$120 Million Secured Loan Facility

The $120 million secured loan facility (the “Bodil Facility”) includes two tranches. One tranche is repayable in semi-annual installments over five years with final balloon payments due at maturity in February 2016. The second tranche is repayable in semi-annual installments over twelve years assuming the balloon payment of the first tranche is refinanced in 2016. If the balloon payment of the first tranche is not refinanced in 2016, the second tranche becomes repayable with a final balloon payment due at maturity in February 2016. The Partnership used approximately $52.1 million of net proceeds from the IPO to repay borrowings under the Bodil Facility. The amended Bodil Facility consists of a $50.0 million term loan facility and a $20.0 million revolving credit facility.

The amended Bodil Facility bears interest at LIBOR plus a margin ranging from 0.6% to 3.0%. In addition to the interest rates, the Borrower shall pay to the Agent (for distribution to GIEK) a guarantee commission of 1.75% per annum of the outstanding amounts under the GIEK Guarantee, payable semi-annually in arrears. GIEK means the Guarantee Institute for Export Credits (“Garanti-Instituttet for Eksportkreditt”), the Norwegian central governmental agency responsible for furnishing guarantees and insurance of export credits.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

The amendment to this loan agreement was accounted for as debt modification and the Partnership recorded an additional $0.3 million as deferred financing fees in the unaudited condensed consolidated and combined carve-out balance sheets.

The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Bodil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The amended Bodil Facility contains the following financial covenants:

•	Market value of the Bodil Knutsen to be no less than 100% of the outstanding balance under the Bodil Facility for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The amended Bodil Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The borrower was in compliance with the amended financial covenants as of June 30, 2013.

$85 Million Secured Loan Facility

The $85 million secured loan facility, also referred to as the “Windsor Purchase Facility” is repayable in semi-annual installments over eight years with a final balloon payment due at maturity in May 2015. None of Windsor Purchase facility was repaid in connection with the IPO.

Under the loan agreement, the borrower pays on a monthly basis into a retention account subsequently used for principal instalments, this account is considered restricted cash.

The amended Windsor Purchase Facility bears interest at LIBOR, plus a margin of 2.25%. Before the amendment the interest rate was LIBOR, plus a margin of 0.82%.

The Windsor Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Windsor Purchase Facility. The amended Windsor Purchase Facility contains the following financial covenant:

•	Market value of the Windsor Knutsen to be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility.

The amended Windsor Purchase Facility also identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The amendment to this loan agreement was accounted for as debt modification and the Partnership recorded an additional $0.1 million as deferred financing fees in the unaudited condensed consolidated and combined carve-out balance sheets.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

The borrower was in compliance with the amended financial covenants as of June 30, 2013.

$27.3 Million Secured Loan Facility

The $27.3 million secured loan facility, also referred to as the “Windsor Conversion Facility” was fully repaid by using net proceeds from the IPO. At the closing date of the IPO, the outstanding long-term debt relating to the Windsor Conversion Facility was approximately $22.4 million. The amendment to this loan agreement was accounted for as debt extinguishment, and the remaining unamortized balance of $0.2 million was written-off from deferred financing fee.

9)	Income Taxes

Components of Current and Deferred Tax Expense (Benefit)

Profit and loss from continuing operations before income taxes was taxable to Norway for the three months and six months ended June 30, 2013 and 2012 as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(US $ in thousands)	2013	2012	2013	2012
Income (loss) before income taxes	3,971	(3,378)	3,747	(1,508)

After the reorganization of the Predecessor’s activities in to the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is one-time entrance tax into the Norwegian tonnage tax regime due to our acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and Recife Knutsen. We have estimated the total amount of the entrance tax to be approximately $3 million which was recognized in the first three months ended period of March 31, 2013. The entrance tax on this gain is payable over several years and is calculated by multiplying the tax rate of 28% by the declining balance of the gain, which will decline by 20% each year. Approximately $0.6 million of the estimated entrance tax of $3.0 million, which is estimated to be payable in fourth quarter of 2014 and presented as current taxes payable whilst $2.4 million is presented as non-current deferred taxes payable.

The significant components of current and deferred income tax expense (benefit) attributable to income from continuing operations for the three and six months ended June 30, 2013 and 2012 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(US $ in thousands)	2013	2012	2013	2012
Income tax expense (benefit)	—	(842)	2,942	(176)

Effective tax rate	0%	25%	79%	12%

10)	Related Party Transactions

(a)	Related Parties

Historically, the Combined Entity operated as an integrated part of KNOT. KNOT is owned 50% by TSSI and 50% by NYK. TSSI also controls 99% of Knutsen OAS Shipping AS (“KOAS”), which subcontracts services from Knutsen OAS Management AS, which served as the vessel management companies for KNOT and its subsidiaries until June 30, 2012. As of July 1, 2012, KNOT Management AS, a 100% owned subsidiary of KNOT, assumed responsibility for the commercial and technical management of the Vessels.

The Partnership has been charged by KNOT, KOAS and TSSI for commercial services related to the charters, technical and operational support related to the operation of the Vessels, certain administrative costs and

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

finance fees. Consequently, for the periods prior to April 16, 2013 for the purpose of the Combined Entity’s statement of operations these include allocations as described above an in Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation.

On February 18, 2013 The Partnership terminated the Commercial Management Agreements that existed between KNOT Management AS and the owners of the Windsor Knutsen and the Bodil Knutsen, and on March 20, 2013 the Partnership terminated the Commercial Management Agreements that existed between KNOT Management and the owner of the Fortaleza Knutsen and the Recife Knutsen. In consideration for the termination of the Commercial Management Agreement a cancellation fee was agreed for each Vessel equal to the remuneration to be paid in accordance with the Commercial Management Agreement until the expiration of the charter parties for each of the Vessels. The cancellation fees have been charged to the Combined Entity’s statement of operations as described in Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation. The existing ships management agreement were amended. These agreement are governing the crew, technical and management of the vessels. The Windsor Knutsen and the Bodil Knutsen, which operate under time charters, is subject to amended technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these amended technical management agreements, the Partnership’s subsidiaries pay fees to and reimburse the costs and expenses. The Fortaleza Knutsen and the Recife Knutsen operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel.

On March 25, 2013 KNOT Offshore Partners LP entered into an administrative services agreement with KNOT Offshore Partners UK LLC, or KNOT UK, pursuant to which KNOT UK provides administrative services, and KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to KOAS UK and KOAS.

Amounts included in the condensed consolidated and combined carve-out statements of operations as for the three and six months ended June 30, 2013 and 2012 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(US $ in thousands)	2013	2012	2013	2012

Statements of operations:
Time charter and bareboat revenues:
Commercial commission fee from KNOT to Vessels (I)	—	191	95	382
Cancellation fee from KNOT to Vessels (II)	—	—	3,448	—
Operating expenses:
Technical and operational management fee from KOAS to Vessels (III)	—	215	—	430
Technical and operational management fee from KNOT to Vessels (III)	234	—	460	—
Administration fee from KNOT to Vessels (IV)	318	25	424	50
Accounting service fee from KNOT to subsidiaries (V)	—	2	—	5
IPO administration cost from KNOT to subsidiaries (VI)	60	—	455	—
Finance income (expense):
Financing service fee from KNOT to Vessels (VII)	—	—	—	—
Interest expense charged from KNOT to subsidiaries (VIII)	1	404	90	869
Guarantee commission from TSSI to Vessels (XI)	30	230	210	428
Guarantee commission from KNOT to Vessels (XI)	31	338	425	660

Total	674	1,405	5,607	2,824

I)	Commercial commission from KNOT to Vessels: KNOT provides commercial services related to negotiating and maintaining the charters. KNOT invoices a fixed percentage of revenue as a commercial commission for these services.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

II)	Cancellation fee from KNOT to Vessels: In consideration for the termination of the Commercial Management Agreement a cancellation fee was agreed for each Vessel equal to the remuneration to be paid in accordance with the Commercial Management Agreement until the expire of the charter parties for each of the Vessels. As the cancellation fee relates to the commercial commission, it has been presented with operating income, consistent with the presentation of commissions.
III)	Technical and operational management fee from KOAS and KNOT to Vessels: KOAS and KNOT provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational, bookkeeping and administrative support. For bareboat charters, KOAS provides bookkeeping and administrative support. KOAS invoices a fixed amount per day per vessel based upon providing either time charter or bareboat services. In addition, there is also a charge for 24 hour emergency response services provided by KOAS for all vessels managed by KOAS and KNOT. The direct cost for the response services has been allocated to all vessels without a mark-up based upon the number of vessels in managed by KOAS and KNOT.
IV)	Administration fee from KNOT to Vessels: Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. The net administration costs were invoiced to vessels based upon the number of vessels in KNOT’s fleet. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see V) below) and the financing service fees (see (VI) below) and the estimated shareholder costs for KNOT which have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year.
V)	Accounting service fee from KNOT to subsidiaries: KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Such charges were allocated to the Bodil Knutsen and the Windsor Knutsen based on the number of vessels in the legal entity until the Bodil Knutsen and Windsor Knutsen were sold to KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS as part of the reorganization prior to the IPO.
VI)	IPO administration cost from KNOT to subsidiaries: In connection with the preparation of the financial statements and the Partnership’s Registration statement for the IPO, KNOT has invoiced actual cost for internal resources, including salaries and administration cost, plus a 5% margin. Since the costs were not incremental cost directly attributable to the IPO, they were expensed as incurred.
VII)	Financing service fee from KNOT to Vessels: KNOT invoiced each vessel for a fixed percentage of the principal of any new loan facilities for vessel financing as compensation for the time and costs of loan negotiations with external banks.
VIII)

Interest expense charged from KNOT to subsidiaries: KNOT invoiced interest expense (income) for any outstanding payables to (receivable from) owners and affiliates to the vessel owning subsidiaries (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Since payables to (receivables from) owners and affiliates are not tracked by vessel, balances based upon payments by owners to the shipyard have

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

been allocated to the Bodil Knutsen and the Windsor Knutsen (see Note 2(a) – Summary of Significant Accounting Policies: Basis of preparation, for a description of the allocation principles applied in the audited combined carve-out financial statements for the year ended December 31, 2012, included in the Partnership’s Registration Statement). Interest expense has been allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.

IX)	Guarantee commission from TSSI/KNOT to Vessels: TSSI and KNOT were guarantors for the Partnership’s loan facilities until the closing date of the IPO (see Note 14 – Short-term and Long-term Debt in the audited combined carve-out financial statements for the year ended December 31, 2012, included in the Partnership’s Registration Statement and (b) Guarantees below). TSSI and KNOT invoiced an annual commission to each of the Vessels as a fixed percentage of the outstanding balance as compensation for the guarantee.

(b)	Guarantees

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the existing charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. The Partnership will not incur any guarantee commissions in the future relating to such guarantees.

Prior to the IPO, the Partnership entered into amended financing agreements with the banks. The majority of the Partnership’s original external vessel financing agreements have been guaranteed by either KNOT or TSSI for which a guarantee commission was paid. Following the completion of the IPO and the amendments to the financing agreements, the Partnership guarantee the obligations of the Partnership’s subsidiaries directly under the vessel financing agreements and therefore will not incur any guarantee commissions on a going forward basis.

(c)	Transactions with Management and Directors

Trygve Seglem, the President and CEO of KNOT has received approximately $427 thousand in salary from KNOT Management AS for the full year of 2012. He also controls Seglem Holding AS, which has a 100% equity interest of TSSI, which controls KOAS. TSSI owns 50% in KNOT. Trygve Seglem owns 70% of the equity interests in Seglem Holding AS, and each of his daughters, Synnøve Seglem and Jorunn Seglem, each owns 15% of the equity interests.

NYK, which own 50% of KNOT, has management and administrative personnel on secondment to KNOT starting in March 2011. The cost for such services was $639 thousand for 2012. NYK has no other related party transactions with KNOT.

See this Note 10 – Related Party Transactions Items IV and V for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the combined carve-out statements of operations.

In connection with the IPO, KNOT UK entered into an employment agreement with Arild Vik dated March 28, 2013 and effective on April 28, 2013. Arild Vik serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer. His annualized base salary is GBP 200,000. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the Board of Directors of KNOT UK), the reimbursement of relocation expenses to the United Kingdom (up to a maximum of GBP 30,000), payment by KNOT UK of housing costs in London, participation in other employment benefits in which other senior executives of KNOT UK participates, 60 working days of paid vacation per year (plus public holidays), and up to 13 weeks of paid sick leave per day.

The Partnership’s officers who serve as directors of the Partnership will not receive additional compensation for their services as directors but may receive director fees in lieu of other compensation paid by KNOT. Non-management directors will each receive a director fee of $40 per year. Members of the audit and conflicts committees will each receive a committee fee of $5 per year.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(d)	Amounts due from (to) related parties

Balances with related parties consisted of the following:

(US $ in thousands)	At June 30, 2013	At December 31, 2012
Trading balances due from TSSI	268	—
Trading balances due from KNOT and affiliates	589	—

	857	—

Trading balances due to KNOT and affiliates	2,655	12,423

Amount due from related parties	2,655	12,423

Amounts due from (to) related parties are unsecured, and intended to be settled in the ordinary course of business. They primarily relate to financing of certain payments to shipyards, vessel management and other fees due to KNOT and KOAS.

11)	Commitments and Contingencies

Assets pledged

As of June 30, 2013 and December 31, 2012, Vessels with a book value of $486 million and $497 million, respectively, are pledged as security held as guarantee for the Partnership’s long-term debt. See Note 8 Long-Term Debt.

Claims and Legal Proceedings

In September, 2012, the Bodil Knutsen was involved in an accident which damaged a mooring at a port of call. There was no damage to the Vessel. The Predecessor accrued for the probable liability for the threatened claim for damages to the mooring for the year ended December 31, 2012. The probable liability is subject to revisions as additional information becomes available and insurance claims can be submitted when damage claims are received. At closing April 15, 2013 the possible liability and insurance claim were not transferred to the Partnership and therefor as for the period ended June 30, 2013 the probable liability and insurance claim is $0 (see Note 5).

Under the Partnership’s time charter agreements, claims to reduce hire payments can be made if the Vessel does not perform to certain specifications in the agreements. An accrual for a probable claim was recorded for the period ended June 30, 2013 and for the year ended December 31, 2012 which is subject to revisions.

The Partnership is involved in various claims and legal actions from time to time arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated and combined carve-out financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts which averages $0.150 million per Vessel, and loss of hire. Under the loss of hire policies, the insurer will pay the hire rate agreed in respect of each Vessel for each day, in excess of a 14 deductible days, for the time that the Vessel is out of service as a

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

result of damage, for a maximum of 180 days. In addition, the Predecessor and the partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessel’s activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Predecessor and the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Predecessor and the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

12)	Earnings per unit and cash distributions

The calculations of basic and diluted earnings per unit are presented below:

(US $ in thousands, except per unit data)	April 15 to June 30, 2013
Post IPO net income attributable to the members of KNOT Offshore Partners LP (1)	4,343
Net income attributable to:
Common unitholders	2,718
Subordinated unitholders	1,514
General Partner	111
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	8,568
Subordinated unitholders	8,568
General Partner	350
Earnings per unit (basic and diluted):
Common unitholders	$0.317
Subordinated unitholders	$0.177
General Partner	$0.317

Earnings per unit information for the period ended June 30, 2013 is in respect of the period from the date of the Partnership’s IPO (April 15, 2013) to June 30, 2013. Earnings per unit information has not been presented for any period prior to the Partnership’s IPO as the information is not comparable due to the change in the Partnership’s structure and the basis of preparation of the financial statements as described in Note 2.

As of June 30, 2013, of the Partnership’s total number of units outstanding representing limited partner interests, 49% were held by the public (in the from of 8,567,500 common units, representing 100% of the Partnership’s common units) and 49% were held by KNOT in the form of 8,567,500 subordinated units, representing 100% of the Partnership’s subordinated units). In addition, KNOT, through its ownership of the General Partner, held the 2% general partner interest (in the form of 349,694 general partner units).

Earnings per unit is determined by dividing net income, after deducting the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period. For the period presented prior to April 16, 2013, such units are deemed equal to the subordinated units received by KNOT and common units sold to the public.

The General Partner’s, common unitholders’ and subordinated unit holders’ interest in net income are calculated as if all net income was distributed according to the terms of the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. In addition, KNOT, as the initial holder of all incentive distribution rights, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0 % for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Under the Partnership Agreement, during the subordinated period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distributions of $0.375 per unit per quarter, plus arrearages in the payment of minimum quarterly distributions on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.375 per unit or $1.50 per unit on an annualized basis and is made in the following manner, during the subordinated period:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received a minimum quarterly distribution of $0.375;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.375.

In addition, KNOT currently holds all of the incentive distribution rights in the Partnership. Incentive distribution rights represent the rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partners in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0 % to the General Partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 2.% to the General Partners and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter (the “second target distribution”);

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

•	third, 75.0 % to all unitholders, pro rata, and 2.% to the General Partners and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

13)	Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through September 5, 2013, the date at which the unaudited condensed consolidated and combined carve-out financial statements were available to be issued, and determined that there are no other items to disclose except as follows:

The Partnership announced July 12, 2013 that its wholly owned subsidiary, KNOT Shuttle Tankers AS, had entered into a share purchase agreement to acquire Knutsen Shuttle Tankers 13 AS, the company that owns the shuttle tanker Carmen Knutsen, from KNOT for a purchase price of $145.0 million less approximately $89.1 million of existing bank debt (the “Carmen Knutsen Loan”), subject to certain post-closing adjustments. The acquisition was completed August 1, 2013.

The purchase price was settled by way of a cash payment of $45.4 million, subject to post-closing adjustments, and with seller financing provided by KNOT in the form of a loan in the amount of $10.5 million (the “Seller Loan”). The existing senior loan facility related to the Fortaleza Knutsen and the Recife Knutsen was amended to increase borrowing capacity by $25.4 million, and the cash payment and payment of the post-closing adjustments will be financed through drawdowns made under this amended senior loan facility, as well as under the existing loan facility related to the Bodil Knutsen.

The Carmen Knutsen Loan matures in January 2018 and has an annual interest rate equal to 2.50% above LIBOR. The Seller Loan is non-amortizing and matures in five years. Interest on the Seller Loan is based on the six-month LIBOR plus a margin of 4.50% per annum.

The Carmen Knutsen is operating under a five-year contract with Repsol Sinopec Brasil, B.V. (“Repsol”), with a remaining firm contract period of approximately 4.5 years. Repsol has the right to extend the charter term for up to an additional three years.

The Partnership will account for the acquisition of the Carmen Knutsen as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The Partnership is in the process of finalizing the accounting for the acquisition and amounts shown below are provisional. Additional business combination disclosures will be presented in the Partnership’s next available interim report. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The provisional fair values allocated to each class of identifiable assets of Knutsen Shuttle Tankers 13 AS and the difference between the purchase price and net assets acquired was calculated as follows:

(US $ in thousands)		August 1, 2013
Purchase consideration (1)		55,875
Less: Fair value of net assets acquired:
Vessel, equipment and time charter-contract	145,000
Long-term debt	(89,125)
Others (2)
Sub total
		55,875

Difference between the purchase price and fair value of net assets acquired		—

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(1)	This includes the purchase consideration for the vessel less the assumed bank debt but excludes any working capital adjustments which will be available upon finalization of the results of the Carmen Knutsen for the third quarter of 2013.
(2)	This information will be available upon finalization of the results of the Carmen Knutsen for the third quarter of 2013.

On August 14, 2013, the Partnership paid a quarterly cash distribution of $0.3173 per unit with respect to the period ended June 30, 2013 (representing a prorated distribution for the period from the closing date of the IPO on April 15, 2013 through June 30, 2013). This cash distribution, amounted to $5.6 million. Such distribution corresponds to a quarterly distribution of $0.3750 per unit (or $1.50 per unit on an annual basis), which is consistent with the forecasted distribution set forth in the Partnership’s Registration Statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Predecessor,” the “Partnership,” “we,” “our,” “us” or like terms, when used in a historical context (periods prior to April 15, 2013), refer to our predecessor for accounting purposes. References when used in the present tense or prospectively (after April 15, 2013), refer to KNOT Offshore Partners LP and its subsidiaries, also referred to as the “Partnership” or “we.” Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” on page 39 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the unaudited condensed consolidated and combined carve-out financial statements for the interim period of the Partnership presented elsewhere in this report, as well as the historical combined carve-out financial statements and notes thereto of KNOT Offshore Partners LP Predecessor in our prospectus dated April 9, 2013, as filed with the Securities and Exchange Commission (“SEC”) on April 10, 2013.

As previously announced in its earnings release on August 26, 2013, the Partnership determined to restate the combined carve-out financial statements of KNOT Offshore Partners LP Predecessor as of and for the year ended December 31, 2012. The purpose of the restatement is to correct certain errors in accounting for expenses associated with the Partnership’s initial public offering (the “IPO”) and reflect on the combined carve-out statement of operations, in general and administrative expenses, such expenses that had previously been deferred and reflected as a reduction on the combined carve-out balance sheet in owner’s equity. The restatement had the effect of additional general and administrative expenses of approximately $3.439 million for the year ended December 31, 2012, resulting in a reduction of net income from $4.184 million previously reported to approximately $0.745 million as restated.

General

We are a limited partnership formed to own, operate and acquire offshore shuttle tankers under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT NYK Offshore Partners AS (“KNOT”) or purchased from us by KNOT. KNOT is jointly owned by TS Shipping Invest AS, or TSSI, and Nippon Yusen Kaisha, or NYK. TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 800 vessels, including bulk carriers, containerships, tankers and specialized vessels.

We have a modern fleet of offshore shuttle tankers that operate under long-term charters with major oil and gas companies engaged in offshore production such as BG Group, Statoil and Transpetro. We intend to operate our vessels under long-term charters with stable cash flows and to grow our position in the shuttle tanker market through acquisitions from KNOT and third parties. Pursuant to the omnibus agreement we have entered into with KNOT in connection with the IPO (the “omnibus agreement”), we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the omnibus agreement. On August 1, 2013, we completed the purchase of the offshore shuttle tanker the Carmen Knutsen from KNOT, and we have the right to purchase four additional newbuild shuttle tankers identified as Hilda Knutsen (Hull 2531), Hull 2532, Hull 2575 and Hull 574, from KNOT within 24 months after KNOT notifies our board of directors of each vessel’s respective acceptances by their charterers, in each case, if their respective purchase price is agreed upon by us in accordance with the provisions of the omnibus agreement.

Our Initial Public Offering

We completed the initial public offering of our common units on April 15, 2013 (the “IPO”). In connection with our IPO, we issued an aggregate 8,567,500 common units (including 1,117,500 common units issued in connection with the exercise in full of the underwriters’ option to purchase additional common units) to the public and 8,567,500 subordinated units to KNOT, in each case representing limited partner interests in us. In addition, 100% in our incentive distribution rights were issued to KNOT. Our general partner also received 349,694 general partner units, representing a 2.0% general partner interest in us. All of our common units are held by the public and all of our subordinated units are held by KNOT.

Recent Developments

On June 25, 2013 we held our first annual meeting of unitholders, at which four members were elected to our Board of Directors (the “Board”).

On August 14, 2013, we paid a quarterly cash distribution of $0.3173 per unit with respect to the period ended June 30, 2013 (representing a prorated distribution for the period from closing date of the IPO on April 15, 2013 through June 30, 2013). This cash distribution, amounted to $5.6 million. Such distribution corresponds to a quarterly distribution of $0.3750 per unit (or $1.50 per unit on an annual basis), which is consistent with the forecasted distribution set forth in the IPO prospectus.

On August 1, 2013 we completed the acquisition from KNOT of the offshore shuttle tanker Carmen Knutsen.

Results of Operations

Three Month Period Ended June 30, 2013 Compared with the Three Month Period Ended June 30, 2012

	Three Months Ended June 30,
(US $ in thousands)	2013	2012	Change	% Change
Time charter and bareboat revenues	17,268	12,000	5,268	44%
Loss of hire insurance recoveries	—	2,217	(2,217)	NA
Vessel operating expenses	3,251	4,853	(1,602)	(33)%
Depreciation and amortization	5,340	5,311	29	1%
General and administrative expenses	1,269	275	994	361%
Interest income	3	13	(10)	(77)%
Interest expense	(2,529)	(3,395)	866	26%
Other finance expense	(492)	(873)	381	44%
Realized and unrealized loss on derivative instruments	(434)	(4,507)	4,073	90%
Net gain (loss) on foreign currency transactions	15	1,606	(1,591)	(99)%
Income tax benefit (expense)	—	842	(842)	NA
Net income (loss)	3,971	(2,536)	6,507	256%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $5.3 million to $17.3 million for the three months ended June 30, 2013 compared to $12.0 million for the same period in 2012. This is principally due to the Windsor Knutsen being off-hire during the second quarter of 2012 related to a propeller damage, amounting to $4.7 million and further that for the period ended June 30, 2013.

Loss of hire insurance recoveries: There were no Loss of hire insurance recoveries for the three months ended June 30, 2013, accordingly a decrease of $2.2 million compared to the three months ended June 30, 2012. The Loss of hire insurance recovery was related to a propeller damage of the Windsor Knutsen. Windsor Knutsen was off-hire from April 1, 2012 to June 24, 2012. Under our loss of hire polices, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 14 days deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2013 were $3.3 million, a decrease of $1.6 million from $4.9 million in the three months ended June 30, 2012. This is mainly, due to non recurring costs related to repairs as result of propeller damage to the Windsor Knutsen, $1.6 million in the three months ended June 30, 2012.

Depreciation and amortization: Depreciation and amortization expense for the three months ended June 30, 2013 were $5.3 million, and increase of $29 thousand from $5.3 million in the three months ended June 30, 2012.

General and administrative expenses: General and administrative expenses for the three months ended June 30, 2013 were $1.3 million, an increase of $1 million from $0.3 million for the three months ended June 30, 2012. The increase is primarily due to auditing and legal cost related to the IPO of $0.5 million and incremental expenses as result of being a publicly traded limited partnership.

Interest income: Interest income for the three months ended June 30, 2013 was $3 thousand compared to $13 thousand for the same period in 2012.

Interest expense: Interest expense for the three months ended June 30, 2013 was $2.5 million, a decrease of $0.9 million, compared to $3.4 million for the three months ended June 30, 2012. The decrease is due to a reduction in outstanding debt of approximately $119 million at the time of IPO, resulting in a reduction in interest cost of approximately $1.1 million and a reduction in internal finance cost payable to KNOT of $0.3 million, which was partly offset by a one-time charge of $0.6 million relating to reversal of capitalized loan costs.

Other finance expense: Other finance expenses for the three months ended June 30, 2013 were $0.5 million, a decrease of $0.4 million from $0.9 million for the three months ended June 30, 2012. The other finance expense related to the three months ended June 30, 2012 was primarily related to guarantee / other financing costs paid to KNOT. Such amount was reduced to $0 for the second quarter 2013. Legal fees related to the amendment of existing loan agreements during the quarter ended June 30, 2013 relating to outstanding loans have been expensed and not capitalized.

Realized and unrealized loss on derivative instruments: Realized and unrealized loss on derivative instruments for the three months ended June 30, 2013 was $0.4 million, a decrease of $4.1 million from $4.5 million for the three months ended June 30, 2012. The realized and unrealized loss on derivative instruments during the three months ended June 30, 2013 was primarily related to realized and unrealized loss on interest rate swap contracts of $0.4 million due to declining long term interest rates during the period from April 1, to April 15, 2013. The interest rate swaps contracts were not transferred to the Partnership at the closing of the IPO and the Partnership has no further obligations related to these contracts.

Net loss on foreign currency transactions: Net gain on foreign currency transactions for the three months ended June 30, 2013 were $15 thousand, a decrease of $1.6 million from $1.6 million for the three months ended June 30, 2012.

Income tax: After the reorganization of the Predecessor’s activities in to the new group structure in February 2013, all profit from continuing operation in Norway is taxable within the tonnage tax regime and deferred tax benefits is not recognized as future utilization is not probable.

Net income: As a result of the foregoing, we earned net income of $4.0 million for the three months ended June 30, 2013 compared to loss of $2.5 million for the same period in 2012.

Six Month Period Ended June 30, 2013 Compared with the Six Month Period Ended June 30, 2012

	Six Months Ended June 30,
(US $ in thousands)	2013	2012	Change	% Change
Time charter and bareboat revenues	30,480	28,704	1,776	6%
Loss of hire insurance recoveries	250	2,217	(1,967)	(89)%
Vessel operating expenses	6,031	7,910	(1,879)	(24)%
Depreciation and amortization	10,680	10,621	59	1%
General and administrative expenses	3,399	551	2,848	517%
Interest income	9	13	(4)	(31)%
Interest expense	(5,289)	(6,938)	1,649	24%
Other finance expense	(1,648)	(1,747)	99	6%
Realized and unrealized loss on derivative instruments	(87)	(4,058)	3,971	98%
Net gain (loss) on foreign currency transactions	142	(167)	309	185%
Income tax benefit (expense)	(2,942)	176	(3,118)	1,772%

Net income (loss)	805	(882)	1,687	191%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $1.8 million to $30.5 million for the six months ended June 30, 2011 compared to $28.7 million for the same period in 2012. Approximately $4.7 million of such increase was due to the Windsor Knutsen being offhire from April 1, 2012 to June 24, 2012. However, during the three months ended June 30, 2013, there was a one time cost related to termination of commercial management contract with KNOT Management AS of $3.5 million reducing income for that period. This one time cost was compensated by KNOT by a corresponding increase in the equity of the Partnership at the closing of the IPO.

Loss of hire insurance recoveries: Loss of hire insurance recoveries for the six months ended June 2013 were $0.3 million, compared to $2.2 million for the six months ended June 2012. The recoveries for both periods are related to the Windsor Knutsen. Under our loss of hire polices, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 14 days deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days. No further Loss of Hire recoveries are expected for this claim.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2013 were $6.0 million, a decrease of $1.9 million from $7.9 million. This is primarily due to additional expenses related to the propeller damage on the Windsor Knutsen with $2.6 million for the period ended June 30, 2012 partly offset by higher operating costs for the vessels in the period ended June 30, 2013.

Depreciation and amortization: Depreciation and amortization expense for the six months ended June 30, 2013 was $10.7 million, an increase of $59 thousand from the same period in 2012.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2013 were $3.4 million, an increase of $2.8 million from $0.6 million for the six months ended June 30, 2012. The increase are primarily due to auditing and legal cost related to the IPO of $2.0 million and incremental expenses as result of being a publicly traded limited partnership. Of the $3.4 million, $0.5 million have been borne by KNOT through an equity adjustment at the time of the IPO.

Interest income: Interest income for the six months ended June 30, 2013 was $9 thousand compared to $13 thousand for the same period in 2012.

Interest expense: Interest expense for the six months ended June 30, 2013 was $5.3 million, a decrease of $1.6 million, compared to $6.9 million for the six months ended June 30, 2012. The decrease is due to reduced debt for the period after the IPO having an effect of $1.5 million and reduced interest payable to related parties by $0.7 million. This is partly offset by a one time charge relating to reversal of capitalized loan costs of $0.6 million for the period ended June 30, 2013.

Other finance expense: Other finance expenses for the six months ended June 30, 2013 were $1.7 million, a decrease of $0.1 million from $1.8 million for the six months ended June 30, 2012. The other finance expense related to the six months ended June 30, 2012 was related to guarantee / other financing costs paid to KNOT, this amount is reduced to zero for the period after the IPO. However, legal fees related to the amendment of loan agreements expensed during the quarter ended June 30, 2013 relating to outstanding loans have not been capitalized.

Realized and unrealized loss on derivative instruments: Realized and unrealized loss on derivative instruments for the six months ended June 30, 2013 was $0.1 million, a decrease of $4.0 million from $4.1 million for the six months ended June 30, 2012. The realized and unrealized loss on derivative instruments during the six months ended June 30, 2013 was primarily related to realized and unrealized loss on interest rate swap contracts of $0.1 million due to declining long term interest rates during the period from April 1, 2013 to April 15, 2013. The interest rate swaps contracts were not transferred to the Partnership at the closing of the IPO and the Partnership has no further obligations related to these contracts.

Net gain (loss) on foreign currency transactions: Net gain on foreign currency transactions for the six months ended June 30, 2013 was $0.1 million, an increase of $0.3 million from a loss of $0.2 million for the six months ended June 30, 2012. The reduced loss for the six months ended June 30, 2013 relates to a reduced balance with related parties in NOK which have been reduced compared to the balance during the six months ended June 30, 2012.

Income tax: After the reorganization of the Predecessor’s activities in to the new group structure in February 2013 all profit from continuing operations in Norway is taxable within the tonnage tax regime. The consequence of the reorganization is one-time entrance tax into the Norwegian tonnage tax regime due to our acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and Recife Knutsen. We have estimated the total amount of the entrance tax to be approximately $3 million, of which approximately $0.6 million is payable in October 2014.

Net income: As a result of the foregoing, we earned net income of $0.8 million for the six months ended June 30, 2013 compared to a net loss of $0.9 million for the same period in 2012.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We have as part of our vessel secured financing established a $20 million revolving credit facility, which we refer to as the revolving credit facility. We believe our current resources, including the revolving credit facility, are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We may make use of derivative instruments for interest rate and currency risk management purposes, and we expect to economically hedge our exposure to interest rate fluctuations in the future by entering into interest rate swap contracts. However, we do not have any interest rate swaps as of June 30, 2013.

We estimate that we will spend in total approximately $5.7 million for drydocking and classification surveys for the two time charter vessels in our initial fleet in 2016 and 2017. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

We recognized an expense of approximately $3 million in the first three months ended period of March 31, 2013 (of which $0.6 million is payable in October 2014) for a one-time entrance tax into the Norwegian tonnage tax regime, which amount was pre-funded from the proceeds of our IPO. As of June 30, 2013 our current cash and cash equivalents were $25.2 million and we have access to a revolving credit facility of $20 million provided by bank lenders available until February 15, 2016. On August 1, 2013 the revolving credit facility was drawn as part of the financing for the Carmen Knutsen. On August 14, 2013, we paid a quarterly cash distribution of $0.3173 per unit with respect to the period ended June 30, 2013 (representing a prorated distribution for the period from closing date of the IPO on April 15, 2013 through June 30, 2013). This cash distribution, amounted to $5.6 million. Such distribution corresponds to a quarterly distribution of $0.3750 per unit (or $1.50 per unit on an annual basis).

We believe that our current resources, also after having used the revolving credit facility as part financing of the Carmen Knutsen, are sufficient to meet our working capital requirements for our current business for at least the next twelve months. As of June 30, 2013, our current assets exceeded our current liabilities by $3.4 million.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Six Months Ended June 30,
(US $ in thousands)	2013	2012
Net cash provided by operating activities	10,853	11,407
Net cash used in investing activities	—	(39)
Net cash provided by (used in) financing activities	13,103	(11,417)
Effect of exchange rate changes on cash	(25)	1
Net increase (decrease) in cash and cash equivalents	23,931	(48)
Cash and cash equivalents at beginning of year	1,287	3,189
Cash and cash equivalents at end of year	25,218	3,141

In addition to our cash and cash equivalents noted above, as of June 30, 2013 we had short-term restricted cash of $1.9 million that represents balances retained on restricted accounts in accordance with certain loan requirements. These balances act as security for, and over time are used to repay, loan obligations.

Net cash provided by operating activities was $10.9 million and $11.4 million for the six months ended June 30, 2013 and 2012, respectively. The decrease of $0.5 million are mainly due to decrease of prepaid revenue from charterers $3.6 million, this is partially offset by increased revenue for the six months ended June 30, 2013, compared for the same period last year.

Net cash used in investing activities was $0 in the period ended with June 30, 2013 and $0.04 million for the period ended June 30, 2012, reflecting that there has been no investment activity in the period.

Net cash provided by financing activities during the six months ended June 30, 2013, $13.1 million, was primarily related to proceeds from IPO and repayment of long-term debt. The net cash used in financing activities for the period ended June 30, 2012, of $11.4 million, was primarily due to repayments of long–term debt.

Borrowing Activities

Long-Term Debt

As of June, 30, 2013 and December 31, 2012, our long-term debt consisted of the following:

(US $ in thousands)	Vessel	June 30, 2013	December 31, 2012
$160 million Loan facility	Fortaleza Knutsen & Recife Knutsen	113,053	144,100
$19 million Loan facility	Fortaleza Knutsen & Recife Knutsen	—	18,350
$120 million Loan facility	Bodil Knutsen	50,000	106,600
$85 million Loan facility	Windsor Knutsen	54,400	56,400
$27.3 million Loan facility	Windsor Knutsen	—	22,400

Total long-term debt		217,453	347,850

Less current installments		17,402	28,833

Long-term debt, excluding current installment		200,051	$319,017

Our outstanding debt of $217.5 million as of June 30, 2013 is repayable as follows:

(US $ in thousands)	Period Ended June 30, 2013
2013 (six months ended)	8,702
2014	17,402
2015	61,802
2016	103,547
2017	26,000
Total	217,453

As of June 30, 2013 and December 31, 2012, the margins we pay under our loan agreements are LIBOR, plus a fixed margin ranging from 0.6% to 3.0%.

Fortaleza and Recife financing. The $160 million senior secured loan facility includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity in March 2016 and August 2016. The Partnership used $26.3 million of net proceeds from the IPO to repay borrowings under the $160 million senior secured facility.

The $19 million junior secured loan facility was fully repaid by using net proceeds from the IPO.

The amended $160 million senior secured facility bears interest at LIBOR plus a fixed margin of 3.0%.

The amended Fortaleza and Recife Facilities are secured by Fortaleza Knutsen and Recife Knutsen, and the Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The amended Fortaleza and Recife Facilities contain the following financial covenants:

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%;

•	Minimum EBITDA to interest ratio for the Partnership of 2.50; and

•	Market value of the Fortaleza Knutsen and the Recife Knutsen to be no less than 100% of the outstanding balance under the Fortaleza and Recife Facility.

The Fortaleza and Recife Facility further identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of a vessel, and that the facilities will contain customary events of default such as:

•	Change of ownership;

•	Failure to repay principal and interest;

•	Failure to comply with the financial or insurance covenants;

•	Cross-default to other indebtedness held by the Partnership and its subsidiaries;

•	Failure by the Partnership to remain listed on the New York Stock Exchange;

•	The occurrence of a material adverse change; and

•	Revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations or vessel ownership.

The Borrower and the Partnership are in compliance with all covenants as of June 30, 2013.

Bodil financing. The $120 million secured loan facility (“Bodil Facility”) includes two tranches. One tranche is repayable in semi-annual installments over five years with final balloon payments due at maturity in February 2016. The second tranche is repayable in semi-annual installments over twelve years assuming the balloon payment of the first tranche is refinanced in 2016. If the balloon payment of the first tranche is not refinanced in 2016, the second tranche becomes repayable with a final balloon payment due at maturity in February 2016. The Partnership used approximately $52.1 million of net proceeds from the IPO to repay borrowings under the Bodil Facility. The amended Bodil Facility is a $50.0 million term loan facility and a $20.0 million revolving credit facility. Revolving Credit Facility is available until August 15, 2016 and has a margin over LIBOR of 3% and a commitment fee equal to 40% of the Margin Revolving Credit facility calculated on the daily undrawn portion of the Revolving Credit Facility (40% of 3.0% which is 1.2% of the undrawn facility amount).

The amended Bodil Facility bears interest at LIBOR plus a margin ranging from 0.6% to 3.0%. In addition to the interest rates, the Borrower shall pay to the Agent (for distribution to GIEK) a guarantee commission of 1.75% per annum of the outstanding amounts under the GIEK Guarantee, payable semi-annually in arrears. GIEK means the Guarantee Institute for Export Credits (“Garanti-Instituttet for Eksportkreditt”), the Norwegian central governmental agency responsible for furnishing guarantees and insurance of export credits.

The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Bodil Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The amended Bodil Facility contains the following financial covenants:

•	Market value of the Bodil Knutsen must be no less than 100% of the outstanding balance under the Bodil Facilities for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•	Minimum liquidity for the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The amended Bodil Facilities will identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of the vessel, and that the facilities will contain customary events of default such as:

•	Change of ownership;

•	Failure to repay principal and interest;

•	Failure to comply with the financial or insurance covenants;

•	Cross-default to other documents related to the Bodil Facility to which the Partnership and its subsidiaries is a party, and cross-default to other indebtedness held by the Partnership and its subsidiaries;

•	Failure by the Partnership to remain listed on the New York Stock Exchange;

•	The occurrence of a material adverse change; and

•	Revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations or vessel ownership.

The Borrower and the Partnership are in compliance with all covenants as of June 30, 2013.

Windsor Facility. The $85 million secured loan facility, also referred to as the “Windsor Purchase Facility” is repayable in semi-annual installments over eight years with a final balloon payment due at maturity in May 2015. None of Windsor Purchase facility was repaid in connection with the IPO.

Under the loan agreement, the borrower pays on a monthly basis into a retention account subsequently used for principal installments, this account is considered restricted cash.

The amended Windsor Purchase Facility bears interest at LIBOR, plus a margin of 2.25%. Before the amendment the interest rate was LIBOR, plus a margin of 0.82%.

The Windsor Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Windsor Purchase Facility. The amended Windsor Purchase Facility contains the following financial covenants:

•	Market value of the Windsor Knutsen may be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility and Windsor Conversion Facility; and

The Windsor Purchase Facility contains various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of the vessel, and that the facilities will contain customary events of default such as:

•	Change of ownership;

•	Failure to repay principal and interest;

•	Failure to comply with the financial or insurance covenants;

•	Cross-default to other agreements to which the borrower is a party, which default under such other agreements may have effect on the financial condition of the borrower or its ability to perform under the amended Windsor Purchase Facility documents;

•	Failure by the Partnership to remain listed on the New York Stock Exchange;

•	The occurrence of a material adverse change; and

•	Revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations or vessel ownership.

The borrower was in compliance with all covenants as of June 30, 2013.

Derivative Instruments and Hedging Activities

We do not currently have any derivative financial instruments.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of June 30, 2013:

	Payments Due by Period
(US $ in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations (including interest)(1)	237,567	24,212	137,482	54,465	21,408
Total	237,567	24,212	137,482	54,465	21,408

(1)	The long-term debt obligation has been calculated assuming interest rates based on the 6-month LIBOR as of June 30, 2013 plus the applicable margin for all periods presented.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated and combined carve-out interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read the section entitled – “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates” included in our Prospectus dated April 9, 2013 filed with the SEC.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign exchange risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risks

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions which yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments. We have historically used interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swaps do not qualify for hedge accounting and movements in their fair values are reflected in the statement of operations under “gain/(loss) on derivative financial instruments.” Interest rate swap agreements that have a positive fair value are recorded as “Other current assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of June 30, 2013, we were not party to interest rate swap agreements. As of June 30, 2013 and December 31, 2012 our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $192.2 million and $219.4 million, respectively, based on our total net interest bearing debt of approximately $217.4 million and $346.6 million, respectively, less the notional amount of our floating to fixed interest rate swaps of $0 and $128.5 million, respectively, and less cash and cash equivalent of $25.2 million and $1.3 million, respectively. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $1.9 million and $2.2 million on an annual basis as of June 30, 2013 and December 31, 2012, respectively.

Foreign Currency Fluctuation Risks

We and our subsidiaries utilize the U.S. Dollar as our functional and reporting currency because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);” and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

During the period ended June 30, 2013, we have not used foreign exchange forward contracts considering that our currency exposure mainly related to USD vs. NOK is manageable. Accordingly, as of June 30, 2013 and December 31, 2012, there were no outstanding foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of June 30, 2013 and December 31, 2012, three customers accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please see “–Insurance” above.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and KNOT Offshore Partners LP’s (“KNOT Offshore Partners”) operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about market trends in the shuttle tanker or general tanker industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of offshore shuttle tankers;

•	statements about Knutsen NYK Offshore Partners AS’ and KNOT Offshore Partners’ ability to build and retrofit offshore shuttle tankers and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase distributions and the amount of any such increase;

•	the contributions to KNOT Offshore Partners’ operating results of the Carmen Knutsen, which KNOT Offshore Partners acquired in August 2013;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Carmen Knutsen;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK Offshore Tankers AS’ relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK Offshore Tankers AS in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term time charters;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this report. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 5, 2013

	By:	/s/ ARILD VIK
		Name:	Arild Vik
		Title:	Chief Executive Officer and Chief Financial Officer